UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________________

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January 2012

(Commission File No. 001-32305)

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CORPBANCA
(Translation of registrant’s name into English)

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Rosario Norte 660
Las Condes
Santiago, Chile
(Address of registrant’s principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

    On January 24, 2012, Corpbanca held an extraordinary meeting of the board of directors.  At the extraordinary meeting, Corpbanca appointed Mr. Fernando Massú as Chief Executive Officer effective February 6, 2012.  On the same day, Mr. Massú resigned from his position as a member of the Board of Directors.

    On January 25, 2012, Corpbanca issued a press release announcing the appointment of Mr. Massú as Chief Executive Officer and his resignation as a member of the Board of Directors.  The press release is attached hereto as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

CORPBANCA
(Registrant)

By:	/s/ Cristian Canales Palacios
Name:	Cristian Canales Palacios
Title:	Interim Chief Executive Officer

Date: January 25, 2012

EXHIBIT INDEX

Exhibit	Description
99.1	Press release announcing the appointment of Mr. Fernando Massú as Chief Executive Officer effective February 6, 2012 and his resignation as a member of the Board of Directors.